Motorola Mobility Holdings, Inc.

November 23, 2010

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Re:	Motorola Mobility Holdings, Inc.

Amendment 3 Form 10

Filed November 12, 2010

File No.: 001-34805

Dear Mr. Spirgel:

Set forth below is the response of Motorola Mobility Holdings, Inc. (the “Company” or “we”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Dr. Sanjay K. Jha, Chief Executive Officer of the Company, dated November 22, 2010, relating to the Company’s Amendment 3 to Form 10 (the “Form 10”) filed November 12, 2010. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Unaudited Pro Forma Condensed Combined Financial Statements

1. We note that the amount and timing of cash and cash equivalents to be received from Motorola, Inc. may vary based on certain conditions. Please disclose how you will report any payments of additional deferred contributions. In addition, please define “adjusted controllable free cash flow” and disclose the impact of the range of possible results on the affected balance sheet line items.

Response:

The Unaudited Pro Forma Condensed Combined Balance Sheet of Motorola Mobility Holdings, Inc and its subsidiaries included in Amendment No. 3 to the Form 10 (“Amendment 3”) reflects $3.2 billion of cash and cash equivalents. As noted on pages 48, 145, 160 and 163 of Amendment 3, Motorola, Inc. intends to fund Motorola Mobility with up to $3.5 billion of cash and cash equivalents at the Distribution Date, as defined. The contribution will be comprised of two components: (1) a Distribution Date Contribution of up to $3.2 billion, and (2) a Deferred Contribution of up to $300 million. If and when the Deferred Contribution is paid to Motorola Mobility, it will be recognized as additional paid-in capital in Motorola Mobility’s Condensed Combined Statement of Business Equity with a corresponding increase in cash and cash equivalents in Motorola Mobility’s Condensed Combined Balance Sheet. In the next amended filing of the Form 10, we will disclose this anticipated accounting treatment of the Deferred Contribution.

Division of Corporation Finance

Securities and Exchange Commission

November 23, 2010

We also note that the Distribution Date Contribution could be reduced if the 2010 adjusted controllable free cash flow of the Motorola Mobility business is less than $300 million. Adjusted controllable free cash flow of the Motorola Mobility business is defined in the Form of the SpinCo Contribution Agreement attached as Exhibit 10.16 to Amendment 3 as follows:

“2010 Adjusted Controllable Free Cash Flow” means an amount equal to the “Controllable Free Cash Flow” as defined in the 2010 Motorola Incentive Plan Terms (as approved by the Motorola Compensation and Leadership Committee on March 16, 2010, consistent with historical practices) for 2010 for the SpinCo Group [comprised of the Mobile Devices and Home businesses of Motorola Mobility], less amounts paid by the SpinCo Group from September 22, 2010 up to and including the Effective Date for acquisitions and other equity investments (regardless of the accounting treatment of such investments).”

Controllable Free Cash Flow as defined in the 2010 Motorola Incentive Plan Terms referenced above is cash flow from operations as computed in accordance with U.S. GAAP adjusted for certain highlighted items typically reflected in Motorola, Inc.’s quarterly earnings releases, the effects of income taxes and capital expenditures.

For each dollar that the 2010 adjusted controllable free cash flow of the Motorola Mobility Business is below $300 million, there is a corresponding reduction in the Distribution Date Contribution. Given this, it is difficult to estimate any range of possible outcomes. As the Company has disclosed, we believe the most likely outcome is that there will be no significant reduction in the Distribution Date Contribution.

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Securities and Exchange Commission

November 23, 2010

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 523-0220. Please also note the new fax number of (847) 523-0317.

Sincerely,

/s/ Carol H. Forsyte
Carol H. Forsyte
Corporate Vice President and Secretary
Motorola Mobility Holdings, Inc.

cc:	Jonathan Groff, Attorney-Advisor

Paul Fischer, Staff Attorney